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                          April 28, 2023

       Moshe Eisenberg
       Chief Financial Officer
       Camtek Ltd.
       1815 NW 169th Place Suite
       1080 Beaverton, OR 97006

                                                        Re: Camtek Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed April 20,
2023
                                                            File No. 333-271348

       Dear Moshe Eisenberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Todd Lenson